10026815

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Government Perspectives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Tolan Way
(No. and Street)

Lafayette, CA 94549
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard A. Williams (925) 283-2456
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, Suite 910 San Francisco, CA 94104
(Address) (City) (State)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA 3/8

State of California)
County of Contra Costa)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 2-24-2010 before me, Natalie Lane, Notary Public
(here insert name and title of the officer)
personally appeared Richard Williams

____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Natalie Lane

NATALIE LANE
Commission # 1795728
Notary Public - California
Contra Costa County
My Comm. Expires Apr 18, 2012

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document

titled/for the purpose of ____

____,

containing _______ pages, and dated ________________________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ________________________
  Title(s)
  ____
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ________________________

representing: ________________________
Name(s) of Person(s) or Entity(ies) Signer is Representing
________________________.

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # _______ Entry # _______

Notary contact: ________________________

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
☐ ________________________

OATH OR AFFIRMATION

I, Richard A. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Government Perspectives, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

NATALIE LANE
Commission # 1795728
Notary Public - California
Contra Costa County
My Comm. Expires Apr 18, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

CONTENTS

SUPPLEMENTARY INFORMATION

SBP
&CO
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

SCOTT B. PRICE & COMPANY
Certified Public Accountants

To the Member
Government Perspectives, LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Government Perspectives, LLC (A Limited Liability Company) as of December 31, 2009 and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Government Perspectives, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 15-18 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 15, 2010

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current assets		
Cash and cash equivalents	$	478,102
Restricted cash		500,000
Commissions receivable		1,838
Prepaid expenses		10,129
Total current assets		990,069
Fixed assets		
Furniture, fixtures and equipment		7,777
Less: accumulated depreciation		(6,297)
Fixed assets, net		1,480
Total assets	$	991,549

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	188,588
Total liabilities		188,588
Member's equity		802,961
Total liabilities and member's equity	$	991,549

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue	
Commission revenue, net of clearance fees	$ 3,077,379
Treasury bill gains	291
Total revenue	3,077,670
Operating expenses	
Commissions	2,709,707
Professional fees	34,044
Dues and subscriptions	28,834
Information services	25,048
Regulatory fees	18,200
Taxes and licenses	7,357
Travel	5,206
Storage	2,438
Office supplies and postage	1,934
Telephone	1,154
Insurance and bonds	1,146
Meals and entertainment	1,029
Depreciation	868
Donations	150
Total operating expenses	2,837,115
Income from operations	240,555
Other income	731
Net Income	$ 241,286

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2009

Beginning balance	$	802,019
Net income		241,286
Distributions		(240,344)
Ending balance	$	802,961

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	241,286
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		868
Change in assets and liabilities:		
(Increase)/decrease in assets:		
Commissions receivable		1,239
Prepaid expenses		3,111
Increase/(decrease) in liabilities:		
Accounts payable and accrued expenses		(72,536)
Net cash provided by operating activities		173,968
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member		(240,344)
Net cash used for financing activities		(240,344)
Net decrease in cash and cash equivalents		(66,376)
Cash and cash equivalents at beginning of year		544,478
Cash and cash equivalents at end of year	$	478,102

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for taxes	$	800

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2009

1 - THE COMPANY

The Company was formed on July 20, 1995 as a California limited liability. The Company's primary activity is to conduct business as a general securities broker-dealer under a fully disclosed agreement with Fortis Investment Services, LLC. Under the Fortis clearing agreement, Fortis acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from Fortis authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis.

On November 17, 1995 the Company became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934. On November 28, 1995 the Company was granted a broker-dealer certificate by the California Department of Corporations. On November 17, 1995, the Company became a member of the National Association of Securities Dealers, Inc. as a general securities broker-dealer.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purposes of the statement of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any company obligations.

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The Company has not experienced any losses in such accounts.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are valued at cost. Depreciation is calculated on a straight-line basis using an estimated useful life of three to five years.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions

Commissions and related clearing expense are recorded on a trade-date basis as securities transactions occur.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. As of December 31, 2009, the Company had no open agreements to resell or repurchase securities.

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements.

New Accounting Pronouncements

In June 2009, the FASB issued Accounting Standards Update No. 855-10, "*Subsequent Events*". ASC 855-10 establishes general standards for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855-10 did not have a material effect on the Company's financial statements.

In July 2009, the FASB officially launched the FASB Accounting Standards Codification, which has become the single official source of authoritative, nongovernmental U.S. Generally Accepted Accounting Principles ("GAAP"), in addition to guidance issued by the Securities and Exchange Commission. The codification supersedes all prior FASB, AICPA, EITF, and related literature. The codification, which is effective for interim and annual periods ending after September 15, 2009, is organized into approximately 90 accounting topics. The FASB no longer issues new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, amendments to the codification are made by issuing "Accounting Standards Updates." Accordingly, the

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

Company has removed references to legacy GAAP and has incorporated the current codification in these footnotes. The adoption of this statement did not have a material effect on the Company's financial statements.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, "*Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value,*" which provides guidance on how to measure liabilities at fair value in circumstance in which a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. The Company has no liabilities that are governed by this update but will apply its provisions in the future as applicable. There are other recent accounting pronouncements which do not apply to the Company at this time but which may, depending on circumstances, apply in the future. In such circumstance, the Company will include such pronouncements in its footnotes.

3 - RESTRICTED CASH

Pursuant to the Fortis clearing agreement, the Company is required to have a collateral account having a market value of $500,000.

4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2009, the Company had net capital of $790,536, which was $690,536 in excess of its required net capital of $100,000. The Company's net capital ratio of aggregate indebtedness to net capital was 4.19 to 1.

5 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31, 2009 include funds in a checking account and a U.S. Treasury bill carried at $600,000, including interest earned to date. This debt security has an original maturity date of April 1, 2010. It is classified as held to maturity. For purposes of the statement of cash flows, the Organization considers all highly liquid investments with maturities of three months or less to be cash equivalents. $500,000 of the

5 - CASH AND CASH EQUIVALENTS (CONTINUED)

U. S. Treasury bill is collateralized as restricted cash (see note 3) and is therefore excluded from cash and cash equivalents.

6 - CONCENTRATIONS OF CREDIT RISK

Under the Fortis clearing agreement, Fortis acts as principal in all transactions arranged by the Company. The Company solicits purchase and sales orders from Fortis authorized customers and earns revenue from the execution of the orders. These services are offered on an international basis. As such, the Company is susceptible to credit risk on accounts held with Fortis. At December 31, 2009, the aggregate carrying value of accounts held with Fortis was $940,313. Revenues generated from Fortis for the year ended December 31, 2009 were $3,077,379.

7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective August 1, 2008, the Company adopted ASC 820, *Fair Value Measurements and Disclosures* (SFAS No. 157). ASC 820 (SFAS 157) defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. ASC 820 (SFAS 157) also eliminates the deferral of gains and loses at inception of certain derivative contracts whose fair value was not evidenced by market observable data. ASC 820 (SFAS 157) requires that the impact of this change in accounting for derivative contracts be recorded as an adjustment to beginning retained earnings in the period of adoption.

The Company also adopted ASC 825-10, *Financial Instruments – "The Fair Value Option"* (SFAS 159) on August 1, 2008. ASC 825-10 (SFAS No. 159) allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The Company elected to adopt the fair value option for its financial instruments on the adoption date. ASC 825-10 (SFAS 159) requires that the difference between the carrying value before election of the fair value option and the fair value of these instruments be recorded as an adjustment to beginning retained earnings in the period of adoption. The impact of adopting both ASC 820 (SFAS 157) and ASC 825-10 (SFAS 159) had no effect on the beginning balance of net assets as of August 1, 2008. Subsequent changes in fair value of financial assets and liabilities are recognized in changes in net assets when they occur.

Accounting Standards Codification 825-10-50 *Financial Instruments – "Disclosures"* (SFAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.

7 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

Accounts payable and accrued expenses: The carrying amount reported in the statement of financial condition approximates fair value because of the short settlement period.

SUPPLEMENTARY INFORMATION

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	802,961
Less nonallowable assets:		
A/R >30days outstanding		816
Prepaid expenses		10,129
Fixed assets, net		1,480
		12,425
Net capital before haircuts on securities positions		790,536
Haircuts on securities		-
Net capital	$	790,536
COMPUTATION OF NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	12,573
Minimum dollar net capital requirement	$	100,000
Net capital requirement (greater of above two amounts)	$	100,000
Excess net capital	$	690,536
Excess net capital at 1000%	$	771,677
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total A.I. liabilities from Statement of Financial Condition	$	188,588
Percentage of aggregate indebtedness to net capital		24%

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

Not applicable

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2009

Per original filing	$	800,796
Audit adjustments		
To accrue SIPC fee payable		(3,925)
To accrue State LLC fees payable		(6,335)
Per this filing	$	790,536

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)

SIPC SUPPLEMENTAL REPORT

DECEMBER 31, 2009

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

To the Member
Government Perspectives, LLC
(A Limited Liability Company)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation [Form SIPC-7T]) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Government Perspectives, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared to the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited FORM X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 15, 2010

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no, and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048809 FINRA DEC
GOVERNMENT PERSPECTIVES LLC 17*18
20 TOLAN WAY
LAFAYETTE CA 94549-2723

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

RICHARD WILLIAMS (925) 283-2456

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 5,817

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (1,892)
1/30/09, 7/31/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,925

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,925

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,925

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GOVERNMENT PERSPECTIVES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2ND day of FEBRUARY 20 10.

PRINCIPAL
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,327,164
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	311
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	38
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	349
2d. SIPC Net Operating Revenues	$ 2,326,815
2e. General Assessment @ .0025	$ 5,817

(to page 1 but not less than $150 minimum)

GOVERNMENT PERSPECTIVES, LLC
(A LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2009

SBP
&CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Member
Government Perspectives, LLC
(A Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Government Perspectives, LLC (A Limited Liability Company), for the year ended December 31, 2009, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control), as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid excess and margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
Suite 910
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

www.scottbpricecpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 15, 2010